January 23, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (310) 571-6905

Robert L. Antin
President and Chief Executive Officer
VCA Antech, Inc.
12401 West Olympic Boulevard
Los Angeles, California
90064-1022

> **Re:** **VCA Antech, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2007**
> **File No. 001-16783**

Dear Mr. Antin:

We have reviewed your response letter dated January 22, 2008 and have the following comment. Please respond to our comment by February 6, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Annual Cash Bonus, page 23

1. We note your response to our prior comment 4 and reissue the comment in part. Please identify the targets established for any metrics considered by the committee in its determination of actual bonus amount earned in 2006. If you believe disclosure of such information will result in competitive harm, please provide us with a detailed analysis explaining the basis for such conclusion. See Instruction 4 to Item 402(b) of Regulation S-K.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor